Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in the Proxy Statement / Offering Circular, which constitutes a part of this Offering Statement on Form 1-A of Royal Bancshares, Inc., of our report dated February 26, 2016 related to the consolidated financial statements of Royal Bancshares, Inc. and subsidiary, comprised of the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended December 31, 2015, and the related notes to the consolidated financial statements.

We also consent to the reference to us under the heading “Experts” in the Proxy Statement / Offering Circular that constitutes a part of such Offering Statement on Form 1-A.

/s/ Cummings, Ristau & Associates, P.C.
Cummings, Ristau & Associates, P.C.

St. Louis, Missouri

April 22, 2016